Exhibit 99.1

press release

AM InvestCo signs amendment agreement with Ilva Commissioners

4 March 2020, 16:00 CET

ArcelorMittal announces that AM InvestCo and the Ilva Commissioners have today signed an amendment (the ‘Amendment Agreement’) to the original lease and purchase agreement for Ilva. The Amendment Agreement outlines the terms for a significant investment by Italian state-sponsored entities into AM InvestCo, thereby forming the basis for an important new partnership between ArcelorMittal and the Italian government. The equity investment by the Italian Government in Ilva, to be captured in an agreement (the ‘Investment Agreement’) to be executed by 30 November 2020, will be at least equal to AM InvestCo’s remaining liabilities against the original purchase price for Ilva.

The Amendment Agreement is structured around a new industrial plan for Ilva, which involves investment in lower-carbon steelmaking technologies. The core of the new industrial plan is the construction of a DRI facility to be funded and operated by third party investors and an EAF to be constructed by AM InvestCo.

In addition, AM InvestCo and the Ilva Commissioners have entered into a separate settlement agreement whereby AM InvestCo agreed to revoke its notice to withdraw from the original agreement and the Ilva Commissioners agreed to withdraw their request for an injunction, which was scheduled to be heard in the Civil Court of Milan on 6 March 2020.

In the event that the Investment Agreement is not executed by 30 November 2020, AM InvestCo has a withdrawal right, subject to an agreed payment.

Final closing of the lease and purchase agreement is now scheduled by May 2022, subject to various conditions precedent*.

ENDS

*The conditions precedent to closing include: the closing of the Investment Agreement; the amendment of the existing environmental plan to account for changes in the new industrial plan; the lifting of all criminal seizures on the Taranto plant; the absence of restrictive measures  - in the context of criminal proceedings where Ilva is a defendant  - being imposed against AM InvestCo;  and a new agreement with trade unions.